SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                       to

Commission file number 1-9912

A.                                 Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employee Savings and Profit Sharing

Plan of NOVA Chemicals Inc.

1550 Coraopolis Heights Road

Moon Township, Pennsylvania   15108

B.                                   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVA Chemicals Corporation

Post Office Box 2518, Station M

1000 Seventh Avenue SW

Calgary, Alberta   T2P 5C6

1.                                     The Audited Financial Statements, including the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits, attached hereto as Exhibit “A”.

2.                                     The Consent of Independent Registered Public Account Firm which is attached hereto as Exhibit “B”.

This Amendment No. 1 is being filed to include: (i) Ernst & Young’s report dated June 24, 2008 on the financial statements of the Employee Savings and Profit Sharing Plan as of and for the year ended December 31, 2007; and (ii) signed copy of Schneider Downs & Co., Inc. report dated June 30, 2009 on the financial statements of the Employee Savings and Profit Sharing Plan as of and for the year ended December 31, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Employee Savings and Profit Sharing Plan of NOVA Chemicals Inc.

	/s/ Marilyn Horner	/s/ Larry A. MacDonald
	Signature	Signature

	MARILYN HORNER	LARRY A. MACDONALD
	(Print Name)	(Print Name)

Date:	July 6, 2009